Exhibit 99.2
CONSOLIDATED FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

RIDGEWOOD US HYDRO CORPORATION

December 31, 2006

C O N T E N T S

Page

Report of Independent Certified Public Accountants	3

Consolidated Financial Statements

Consolidated Balance Sheets	4

Consolidated Statements of Operations	5

Consolidated Statement of Changes in Stockholders’ Equity	6

Consolidated Statements of Cash Flows	7

Notes to Consolidated Financial Statements	8 - 18

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders
    Ridgewood US Hydro Corporation

We have audited the accompanying consolidated balance sheet of Ridgewood US Hydro Corporation (a Delaware corporation) as of December 31, 2006, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ridgewood US Hydro Corporation as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated balance sheet of Ridgewood US Hydro Corporation as of December 31, 2005 and related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2005 and 2004 were not audited by us and, accordingly, we do not express an opinion on them.

/s/ GRANT THORNTON LLP

Edison, New Jersey
November 5, 2007

Ridgewood US Hydro Corporation

CONSOLIDATED BALANCE SHEETS

December 31,
(in thousands, except per share data)

ASSETS	2006	2005
		(unaudited)

Current assets
Cash	$176	$309
Accounts receivable	457	694
Due from affiliates	173	1,399
Notes receivable - current	124	118
Deferred income taxes - current	-	429
Prepaid and other current assets	201	136

Total current assets	1,131	3,085

Notes receivable - noncurrent	1,291	1,415
Property, plant and equipment, net	1,155	1,158
Intangible assets, net	4,626	5,897
Goodwill	227	227

Total assets	$8,430	$11,782

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued expenses	$153	$293
Long-term debt - current portion	432	432

Total current liabilities	585	725

Long-term debt - noncurrent portion	-	432
Deferred rent	469	369
Deferred income tax liability, net	857	1,515

Total liabilities	1,911	3,041

Commitments and contingencies

Stockholders’ equity
Common stock, no par value; 1,000 shares authorized and 100 shares issued and outstanding	20,257	20,257
Accumulated deficit	(13,738)	(11,516)

Total stockholders’ equity	6,519	8,741

Total liabilities and stockholders’ equity	$8,430	$11,782

The accompanying notes are an integral part of these consolidated financial statements.

Ridgewood US Hydro Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31,
(in thousands)

	2006	2005	2004
		(unaudited)	(unaudited)

Power generation revenue	$5,358	$5,539	$5,096

Cost of revenues	2,729	3,099	3,128

Gross profit	2,629	2,440	1,968

Operating expenses
General and administrative expenses	1,408	1,364	1,282
Impairment of property, plant and equipment	-	79	75
Impairment of intangibles	-	23	22

Total operating expenses	1,408	1,466	1,379

Income from operations	1,221	974	589

Other income (expense)
Interest income	74	82	10
Interest expense	(44)	(56)	(86)
Gain on termination of electric power sales contracts	-	-	380
Gain on sale of US Hydro note, net	-	-	175

Total other income, net	30	26	479

Net income before income tax (benefit) expense	1,251	1,000	1,068

Income tax (benefit) expense	(77)	137	(773)

Net income	$1,328	$863	$1,841

The accompanying notes are an integral part of these consolidated financial statements.

Ridgewood US Hydro Corporation

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

Years ended December 31, 2006, 2005 and 2004
(in thousands)

	Paid-in	Accumulated	Stockholders’
	capital	deficit	equity

Stockholders’ equity, January 1, 2004	$20,257	$(8,447)	$11,810

Net income for the year	-	1,841	1,841

Stockholders’ equity, December 31, 2004 (unaudited)	20,257	(6,606)	13,651

Cash distributions	-	(5,773)	(5,773)

Net income for the year	-	863	863

Stockholders’ equity, December 31, 2005 (unaudited)	20,257	(11,516)	8,741

Cash distributions	-	(3,550)	(3,550)

Net income for the year	-	1,328	1,328

Stockholders’ equity, December 31, 2006	$20,257	$(13,738)	$6,519

The accompanying notes are an integral part of these consolidatedfinancial statements.

Ridgewood US Hydro Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,
(in thousands)

	2006	2005	2004
		(unaudited)	(unaudited)

Cash flows from operating activities
Net income	$1,328	$863	$1,841
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,302	1,597	1,709
Impairment of property, plant and equipment	-	79	75
Impairment of intangibles	-	23	22
Gain on termination of electric power sales contracts	-	-	(380)
Gain on sale of US Hydro note, net	-	-	(175)
Deferred income taxes, net	(229)	(168)	(949)
Deferred rent	100	110	124
Changes in operating assets and liabilities
Accounts receivable	237	(177)	61
Prepaid and other current assets	(65)	8	(5)
Other assets	-	53	(53)
Accounts payable and accrued expenses	(140)	13	196
Due from/to affiliates, net	1,226	3,974	(2,108)

Total adjustments	2,431	5,512	(1,483)

Net cash provided by operating activities	3,759	6,375	358

Cash flows from investing activities
Capital expenditures	(28)	-	(2)
Collections from notes receivable	118	109	-
Proceed from sale of note receivable, net	-	-	3,975

Net cash provided by investing activities	90	109	3,973

Cash flows from financing activities
Repayments under bank loan	(432)	(471)	(4,315)
Cash distributions to stockholders	(3,550)	(5,773)	-

Net cash used in financing activities	(3,982)	(6,244)	(4,315)

Net (decrease) increase in cash	(133)	240	16

Cash, beginning of year	309	69	53

Cash, end of year	$176	$309	$69

Supplemental disclosures of cash flow information:
Cash paid during the year for
Interest	$44	$56	$86
Income tax	252	271	102

The accompanying notes are an integral part of these consolidated financial statements.

Ridgewood US Hydro Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006
(dollar amounts in thousands)

NOTE A - DESCRIPTION OF BUSINESS

Ridgewood US Hydro Corporation (the “Company”), a Delaware corporation, owns and operates eight hydroelectric generating plants located in California, Virginia, Rhode Island and New York (the “US Hydro Projects”).  As of December 31, 2006, seven of the US Hydro Projects sold their electric output to local utilities pursuant to power contracts and one sold its electric output in the wholesale market at the spot or day-ahead price.

Ridgewood Power Growth Fund (“Growth Fund”) and Ridgewood Electric Power Trust V (“Trust V”), entities with a common Managing Shareholder, Ridgewood Renewable Power LLC (“RRP”), own 70.8% and 29.2% of the Company, respectively.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.     Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All material intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements include the accounts of Ridgewood Maryland, LLC, a related entity, whose only asset is a long-term note receivable from the Company.  This note is reflected as part of paid-in capital.

The 2005 and 2004 consolidated financial statements and related information included in these consolidated financial statements are unaudited.

2.     Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  On an ongoing basis, the Company evaluates its estimates, including bad debts, recoverable value of property, plant and equipment and recordable liabilities for litigation and other contingencies.  The Company bases its estimates on historical experience, current and expected conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Ridgewood US Hydro Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006
(dollar amounts in thousands)

NOTE B (continued)

3.     Cash

Cash balances with banks as of December 31, 2006 and 2005, exceed insured limits by approximately $76 and $209, respectively.

4.     Accounts Receivable

Accounts receivable are recorded at invoice price in the period in which the related revenues are earned and do not bear interest.  No allowance for bad debt expense was provided based upon historical write-off experience, evaluation of customer credit condition and the general economic status of the customers.

5.     Revenue Recognition

Power generation revenue is recorded in the month of delivery, based on the estimated volumes sold to customers at rates stipulated in the power sales contract.  Adjustments are made to reflect actual volumes delivered when the actual volumetric information subsequently becomes available.  Final billings did not vary significantly from estimates.

6.     Impairment of Goodwill, Intangibles and Long-Lived Assets

The Company evaluates intangible assets and long-lived assets, such as property, plant and equipment, when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable.  The determination of whether an impairment has occurred is made by comparing the carrying value of an asset to the estimated undiscounted cash flows attributable to that asset.  If an impairment has occurred, the impairment loss recognized is the amount by which the carrying value exceeds the estimated fair value of the asset, which is based on the estimated future cash flows discounted at the estimated cost of capital.

The Company evaluates goodwill, and intangible assets with indefinite useful lives, under Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.”  Under SFAS No. 142, goodwill and intangible assets with indefinite lives are subject to annual impairment tests through a comparison of fair value to carrying value.  The two-step approach to assess a reporting unit’s goodwill impairment requires that the Company first compare the estimated fair value of a reporting unit which has been assigned to goodwill to the carrying amount of the unit’s assets and liabilities, including its goodwill.  If the fair value of the reporting unit is below its carrying amount, then the second step of the impairment test is performed, in which the current fair value of the unit’s assets and liabilities is used to determine the current implied fair value of the unit’s goodwill.

Ridgewood US Hydro Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006
(dollar amounts in thousands)

NOTE B (continued)

7.     Property, Plant and Equipment

Property, plant and equipment, consisting of land and hydroelectric generation facilities (“HEGFs”), are stated at cost.  Renewals and betterments that increase the useful lives of the assets are capitalized.  Repair and maintenance expenditures are expensed as incurred.

The Company uses the straight-line method to depreciate the HEGFs over 30 years, the estimated useful life of the assets.

8.     Significant Customers

During 2006, 2005 and 2004, the Company’s three largest customers accounted for 92.9%, 91.2% and 90.9%, respectively, of total revenue.

9.     Income Taxes

The Company, for Federal income tax purposes, files on a consolidated basis using the accrual method of accounting on a calendar year basis.  For state income tax purposes, the Company generally files on an individual entity basis.  The Company uses the liability method in accounting for income taxes.  Deferred income taxes reflect, where required, the net tax effect of temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for tax purposes.

10.   Comprehensive Income

The Company’s comprehensive income consists only of net income.

11.   Fair Value of Financial Instruments

At December 31, 2006 and 2005, the carrying value of the Company’s cash, accounts and notes receivable, accounts payable and accrued expenses and loans payable approximates their fair value.

Ridgewood US Hydro Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006
(dollar amounts in thousands)

NOTE B (continued)

12.   New Accounting Standards and Disclosures

FIN 48

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes,” an interpretation of Statement of Financial Accounting Standards (“SFAS”)No. 109, “Accounting for Income Taxes.”  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Companybeginning January 1, 2007.  The Companydoes not believe that the adoption of FIN 48 will have a material impact on its consolidated financial statements.

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” to define fair value, establish a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and expand disclosures about fair value measurements. SFAS No. 157 requires quantitative disclosures using a tabular format in all periods (interim and annual) and qualitative disclosures about the valuation techniques used to measure fair value in all annual periods.  SFAS No. 157 will be effective for the Company beginning January 1, 2008.  The Company is currently evaluating the impact of adopting SFAS No. 157 will have on its consolidated financial statements.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFASNo. 159 expands opportunities to use fair value measurements infinancial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFASNo. 159 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFASNo. 159 on its consolidated financial statements.

Ridgewood US Hydro Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006
(dollar amounts in thousands)

NOTE C - NOTES RECEIVABLE

In the fourth quarter of 2004, the Company’s Blackstone Project (“Blackstone”) and New England Power (“NEP”) agreed to terminate their 1989 power purchase agreement.  As per the terms of the Termination and Release Agreement, Blackstone now has the right to sell its production of electricity to any party it chooses.  In addition, beginning January 2005, NEP began paying Blackstone $16 per month and will do so through February 2010.  In addition, NEP has agreed to make a lump-sum payment of $1,000 to Blackstone on February 15, 2010.  These payments are being made to compensate Blackstone for the cancellation of the fifteen years remaining on the original agreement.  As a result of the new agreement, the Company recorded a net gain of $380 in the consolidated statement of operations in 2004, reflecting an impairment to electric power sales contracts of $1,262 to write down the carrying value of the preexisting power purchase agreement to zero and to recognize a long-term receivable of $1,642, representing the present value of payments to be received.  The Company recorded interest income on notes receivable of $74, $82 and $10 for the years ended December 31, 2006, 2005 and 2004, respectively, which is included in interest income in the consolidated statements of operations.

NOTE D - IMPAIRMENT OF GOODWILL, INTANGIBLES AND
                        LONG-LIVED ASSETS

The Company performed an annual review of goodwill in accordance with SFAS No. 142 and determined that no goodwill impairment was required for the years ended December 31, 2006 and 2005.  For the year ended December 31, 2006, there were no triggering events and the Company did not perform an impairment assessment for property, plant and equipment and amortized intangibles.  The Company performed an impairment test for each of the years ended December 31, 2005 and 2004 for property, plant and equipment and amortized intangibles and noted a decrease in the estimated future undiscounted cash flow of certain US Hydro Projects.  Based on the results of the tests, the Company recorded impairment expense of $79 and $75 for property, plant, and equipment for the years ended December 31, 2005 and 2004, respectively.  In addition, the Company recorded impairment expenses of $23 and $22 for amortized intangibles for the years ended December 31, 2005 and 2004, respectively.

Ridgewood US Hydro Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006
(dollar amounts in thousands)

NOTE E - PROPERTY, PLANT AND EQUIPMENT

At December 31, 2006 and 2005, property, plant and equipment at cost and accumulated depreciation were:

	2006	2005

Land	$186	$186
HEGF	1,110	1,082

	1,296	1,268
Less accumulated depreciation	(141)	(110)

	$1,155	$1,158

For the years ended December 31, 2006, 2005 and 2004, the Company recorded depreciation expense of $31, $33 and $35, respectively, which is included in cost of revenues.

NOTE F - INTANGIBLE ASSETS AND GOODWILL

At December 31, 2006 and 2005, the gross and net amounts of intangible assets were:

	2006	2005

Amortized intangibles
Electricity power sales contracts - gross	$10,754	$10,754
Water rights - gross	321	321

	11,075	11,075
Less accumulated amortization	(6,449)	(5,178)

Intangible assets	$4,626	$5,897

Goodwill	$227	$227

Ridgewood US Hydro Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006
(dollar amounts in thousands)

NOTE F (continued)

Each electric power sales contract is amortized over the duration of the contract (from 4 to 22 years) and water rights are amortized over a period of 35 years on a straight-line basis.  During the years ended December 31, 2006, 2005 and 2004, amortization expense totaled $1,271, $1,564 and $1,674, respectively, which is included in cost of revenues.  The Company expects to record amortization expense during the next five years as follows:

Year ended December 31,

2007	$1,177
2008	1,124
2009	962
2010	962
2011	23

NOTE G - LONG-TERM DEBT

Of the Company’s original eight HEGFs, five were financed by a single term loan.  The borrower under the term loan is an intermediate, wholly-owned subsidiary of the Company whose only assets are the HEGFs that were financed.  The Company has a choice of variable or fixed interest rates on the term loan.  Variable rate is LIBOR (5.74% at December 31, 2006) plus 1.75% or the Lenders Corporate Base Rate (as defined).  At the Company’s option, a fixed interest rate can be selected, payable on any portion of the debt in excess of $1,000,000, for any period of time from two to seven years.  Such fixed rate shall be based on the U.S. Treasury note rate at the date of election plus 2.75%.  The variable rate of 7.49% and 5.58% was the effective interest rate at December 31, 2006 and 2005, respectively.  This credit facility is collateralized by the assets of the HEGFs financed including, where appropriate, the interest in HEGFs held in the form of notes receivable (See Note C).  At December 31, 2006 and 2005, the carrying value of hydroelectric plants and notes receivable was higher than the face value of the loan.

As additional compensation to the lender, the Company is required to pay an additional amount equal to 10% of the cash flow, as defined, of the financed projects plus 10% of any net proceeds, as defined, from the sale or refinancing of any of the financed projects.  The Company is also required to make an additional annual payment of 50% of excess cash flow, as defined.  No additional payments were required for the year ended December 31, 2006.

Ridgewood US Hydro Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006
(dollar amounts in thousands)

NOTE G (continued)

The following is a summary of term loan payable as of December 31, 2006 and 2005:

	2006	2005

Term loan payable	$432	$864
Less current portion	(432)	(432)

Total long-term portion	$-	$432

The remaining balance of the term loan payable as of December 31, 2006 is expected to be paid in 2007.

NOTE H - LEASE COMMITMENTS

The HEGF at Union Falls has leased the site at its facility under a noncancellable long-term lease which terminates in 2024.  Rent expense on a straight-line basis at this site was $295 for each of the three years in the period ended December 31, 2006.  The HEGF of the Company at the Box Canyon dam in Siskiyou County, California is owned subject to a ground lease which the Company has accounted for as an operating lease.  The lease terminates on December 31, 2010, at which time the Company is obligated to transfer the HEGF at the site to the Siskiyou County Flood Control and Water Conservation District.  The lease payment for Box Canyon for each of the three years in the period ended December 31, 2006 was $500.

Future minimum lease payments are as follows:

Year ended December 31,

2007	$700
2008	710
2009	721
2010	732
2011	243
Thereafter	4,521

$7,627

Ridgewood US Hydro Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006
(dollar amounts in thousands)

NOTE H (continued)

The Company has certain other leases that require payments based upon a percentage of the annual gross revenue of the respective hydroelectric plants less any taxes or other fees paid to the lessors.  There are no minimum rents required and these commitments are not included in the amounts presented above.  Rent expense for these hydroelectric plants for the years ended December 31, 2006, 2005 and 2004 was $11, $10 and $6, respectively.

NOTE I - RELATED PARTY TRANSACTIONS

Under an Operating Agreement with Growth Fund and Trust V (collectively, the “Trusts”), Ridgewood Power Management LLC (“Ridgewood Management”), an entity related to the managing shareholder of the Trusts through common ownership, provides management, purchasing, engineering, planning and administrative services to the Company.  Ridgewood Management charges the Company at its cost for these services and for the allocable amount of certain overhead items.  Allocations of costs are on the basis of identifiable direct costs, time records or in proportion to amounts invested in projects managed by Ridgewood Management.  During the years ended December 31, 2006, 2005 and 2004, Ridgewood Management charged the Company $624, $581 and $489, respectively, for overhead items allocated in proportion to the amount invested in projects managed.  Ridgewood Management also charged the Company for all of the remaining direct operating and nonoperating expenses incurred during the periods.  These charges may not be indicative of costs incurred if the Company were not operated by Ridgewood Management.  Additionally, the Company records noninterest-bearing advances from and due to other affiliates in the ordinary course of business.  At December 31, 2006 and 2005, the Company had the following outstanding receivables, with the following affiliates:

	Due from
	December 31,
	2006	2005

Ridgewood Management	$104	$7
Growth Fund	56	987
Trust V	13	405

	$173	$1,399

Ridgewood US Hydro Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006
(dollar amounts in thousands)

NOTE J - INCOME TAXES

The provision for income taxes at December 31, 2006, 2005 and 2004 consists of:

	2006	2005	2004

Current
State	$152	$305	$176

Deferred
State	(71)	(82)	(67)
Federal	(158)	(86)	(882)

Income tax benefit	$(77)	$137	$(773)

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The components of the Company’s deferred income tax assets and liabilities at December 31, 2006 and 2005 are as follows:

	2006	2005

Deferred tax asset
NOL carryforward - noncurrent	$1,578	$1,319
Notes receivable - current	-	429

	1,578	1,748

Less valuation allowance	(406)	(336)

Total deferred tax asset	1,172	1,412

Deferred tax liabilities
Amortization and depreciation - noncurrent	(2,029)	(2,498)

Net deferred tax liabilities	$(857)	$(1,086)

Ridgewood US Hydro Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006
(dollar amounts in thousands)

NOTE J (continued)

The Company’s effective tax rate differs from the statutory Federal income tax rate for the years ended December 31, 2006, 2005 and 2004, as follows:

	2006	2005	2004

U.S. Federal income taxes at the statutory rate	34%	34%	34%
MD interest income, tax effect at partner level	(40.2)	(46.8)	(103.8)
State taxes, net of Federal benefit	2	12	4.6
Accounting fees adjustment	-	6.7	(3.3)
Other	(2)	7.9	(4.2)

Company’s effective tax rate	(6.2)%	13.8%	(72.7)%

At December 31, 2006, the Company had a Federal net operating loss (NOL) carryforward of $3,447, which will be expiring in 2023 through 2026.  The Company believes it is more likely than not that it will realize the benefit of its net operating losses.  Accordingly, a valuation allowance has not been recorded against the related deferred tax asset. The Company’s ability to realize the benefit of its net operating losses may be limited should the Company undergo an ownership change within the meaning of IRC Section 382.

In addition, at December 31, 2006, the Company had a state NOL carryforward of $8,779, which will be expiring in 2023 through 2026.  The Company does not believe it is more likely than not that it will realize the benefit of this NOL carryforward as it does not project there will be future taxable income in the entity and jurisdiction to which this NOL was generated.  Accordingly, the Company has recorded a valuation allowance against the full amount of the related deferred tax asset.

NOTE K - CONTINGENCIES

The Company is subject to legal proceedings involving ordinary and routine claims related to its business.  The ultimate legal and financial liability with respect to such matters cannot be estimated with certainty and requires the use of estimates in recording liabilities for potential litigation settlements.  Estimates for losses from litigation are disclosed if considered reasonably possible and accrued if considered probable after consultation with outside counsel.  If estimates of potential losses increase or the related facts and circumstances change in the future, the Company may be required to record additional litigation expense.